UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: October 31, 2025	By:	/s/ Annette van Hoorde de Solís
	Name:	Annette van Hoorde de Solís
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited interim condensed consolidated financial statements as of September 30, 2025, and for the three and nine months ended September 30, 2025 and 2024

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Condensed consolidated statement of financial position
Condensed consolidated statement of profit or loss
Condensed consolidated statement of comprehensive income
Condensed consolidated statement of changes in equity
Condensed consolidated statement of cash flows
Notes to the interim condensed consolidated financial statements (unaudited)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statements of financial position
September 30, 2025 and December 31, 2024
(In thousands of US dollars)

		September 30,	December 31,
		2025	2024
	Notes	(Unaudited)	(Audit)
Assets

Cash and due from banks	3,4,5	1,959,783	1,965,145

Investment securities	3,4,6	1,426,520	1,201,930

Loans	3,4,7	8,726,282	8,383,829

Customers' liabilities under acceptances	3,4	260,173	245,065
Trading derivative financial instruments - assets	3,4,10	1,079	—
Hedging derivative financial instruments - assets	3,4,10	64,810	22,315
Equipment, leases and leasehold improvements, net		18,888	19,676
Intangibles assets		11,553	3,663
Other assets	11	28,714	17,050
Total assets		12,497,802	11,858,673

Liabilities and Equity
Liabilities:
Customer deposits	3,4,12	6,879,709	5,461,901

Securities sold under repurchase agreements	3,4,13	139,401	212,931
Borrowings and debt, net	3,4,14	3,397,299	4,352,316
Interest payable		36,342	37,508

Lease liabilities	3,15	18,377	19,232
Acceptances outstanding	3,4	260,173	245,065
Trading derivative financial instruments - liabilities	3,4,10	406	—
Hedging derivative financial instruments - liabilities	3,4,10	57,708	141,705
Allowance for losses on loan commitments and financial guarantee contract	3,4	13,311	5,375
Other liabilities	16	48,603	45,431
Total liabilities		10,851,329	10,521,464

Equity:
Common stock		279,980	279,980
Treasury stock		(97,581)	(105,601)
Other equity instruments, net	17	197,976	—
Additional paid-in capital in excess of value assigned to common stock		122,994	124,970
Capital reserves	23	95,210	95,210
Regulatory reserves	23	151,469	149,666
Retained earnings		891,325	792,005
Other comprehensive income		5,100	979
Total equity		1,646,473	1,337,209
Total liabilities and equity		12,497,802	11,858,673
The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of profit or loss
For the three and nine months ended September 30, 2025 and 2024
(In thousands of US dollars, except earnings per share data)

		(Unaudited)
		Three months ended September 30,		Nine months ended September 30,
	Notes	2025	2024	2025	2024
Interest income:
Deposits		19,413	22,271	55,106	72,939
Investment securities		17,411	13,082	47,892	36,340
Loans		156,856	163,329	474,533	478,348
Total interest income	20	193,680	198,682	577,531	587,627
Interest expense:
Deposits		(75,177)	(79,370)	(217,563)	(225,912)
Securities sold under repurchase agreements	13	(1,752)	(3,119)	(7,013)	(9,275)
Borrowings and debt	14	(49,146)	(49,421)	(151,994)	(159,730)
Lease liabilities	15	(178)	(142)	(539)	(436)
Total interest expense	20	(126,253)	(132,052)	(377,109)	(395,353)

Net interest income		67,427	66,630	200,422	192,274

Other income (expense):
Fees and commissions, net	19	14,052	10,490	44,547	32,495
Gain on financial instruments, net	9	882	328	5,027	137
Other income, net		416	135	772	305
Total other income, net	20	15,350	10,953	50,346	32,937

Total revenues		82,777	77,583	250,768	225,211

Provision for credit losses	3,20	(6,482)	(3,548)	(16,717)	(13,261)

Operating expenses:
Salaries and other employee expenses		(13,196)	(14,177)	(39,518)	(37,608)
Depreciation and amortization of equipment, leases and leasehold improvements		(697)	(614)	(2,111)	(1,799)
Amortization of intangible assets		(355)	(279)	(1,029)	(753)
Other expenses		(7,079)	(5,972)	(20,509)	(17,407)
Total operating expenses	20	(21,327)	(21,042)	(63,167)	(57,567)
Profit for the period		54,968	52,993	170,884	154,383

Per share data:
Basic earnings per share (in US dollars)	18	1.48	1.44	4.60	4.20
Weighted average basic shares (in thousands of shares)	18	37,231	36,787	37,126	36,724

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of comprehensive income
For the three and nine months ended September 30, 2025 and 2024
(In thousands of US dollars)

	(Unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Profit for the period	54,968	52,993	170,884	154,383

Other comprehensive income:
Items that are or may be reclassified subsequently to the consolidated statement of profit or loss:
Change in fair value on financial instruments, net of hedging	944	9,102	4,108	656
Reclassification of gains on financial instruments to the consolidated statement of profit or loss	1,323	786	13	1,135

Other comprehensive income	2,267	9,888	4,121	1,791

Total comprehensive income for the period	57,235	62,881	175,005	156,174

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of changes in equity
For the nine months ended September 30, 2025 and 2024
(In thousands of US dollars)

	(Unaudited)
	Common stock	Treasury stock	Other equity instruments, net	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2024	279,980	(110,174)	—	122,046	95,210	136,019	673,281	7,462	1,203,824
Profit for the period	—	—	—	—	—	—	154,383	—	154,383
Other comprehensive income	—	—	—	—	—	—	—	1,791	1,791
Issuance of restricted stock	—	1,038	—	(1,038)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	—	4,928	—	—	—	—	4,928
Exercised options and stock units vested	—	3,464	—	(3,464)	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	(55,106)	—	(55,106)
Balances at September 30, 2024	279,980	(105,672)	—	122,472	95,210	136,019	772,558	9,253	1,309,820

Balances at January 1, 2025	279,980	(105,601)	—	124,970	95,210	149,666	792,005	979	1,337,209
Profit for the period	—	—	—	—	—	—	170,884	—	170,884
Other comprehensive income	—	—	—	—	—	—	—	4,121	4,121
Issuance of restricted stock	—	4,537	—	(4,537)	—	—	—	—	—
Issuance of other equity instruments, net (Note 17)	—	—	197,976	—		—	—	—	197,976
Compensation cost - stock options and stock units plans	—	—	—	6,044	—	—	—	—	6,044
Exercised options and stock units vested	—	3,483	—	(3,483)	—	—	—	—	—
Regulatory credit reserve	—	—	—	—	—	1,803	(1,803)	—	—
Dividends declared	—	—	—	—	—	—	(69,761)	—	(69,761)
Balances at September 30, 2025	279,980	(97,581)	197,976	122,994	95,210	151,469	891,325	5,100	1,646,473

The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Condensed consolidated statement of cash flows
For the nine months ended September 30, 2025 and 2024
(In thousands of US dollars)

		(Unaudited)
	Notes	2025	2024
Cash flows from operating activities
Profit for the period		170,884	154,383
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Depreciation and amortization of equipment, leasehold improvements		2,111	1,799
Amortization of intangible assets		1,029	753
Provision for credit losses	3	16,717	13,261
Realized gain on financial instruments at FVTPL	9	(1,500)	(51)
Realized gain on financial instruments at FVOCI	9	(1,201)	(68)
Loss on sale of financial instruments at amortized cost	9	436	—
Compensation cost - share-based payment		6,044	4,928
Net changes in hedging position and foreign currency		128,832	(27,604)
Disposal of equipment and leasehold improvements		6	51
Interest income	20	(577,531)	(587,627)
Interest expense	20	377,109	395,353
Changes in operating assets and liabilities:
Restricted and pledged deposits		70,916	(40,700)
Loans		(622,713)	(946,493)
Proceeds from the sale of loans		193,243	47,119
Other assets		(20,450)	(235)
Due to depositors		1,422,566	1,230,769
Other liabilities		2,743	(7,890)
Cash flows provided by operating activities		1,169,241	237,748
Interest received		589,843	567,660
Interest paid		(379,132)	(396,798)
Net cash provided by operating activities		1,379,952	408,610

Cash flows from investing activities:
Acquisition of equipment, leases and leasehold improvements		(168)	(1,025)
Acquisition of intangible assets		(1,260)	(1,234)
Proceeds from the sale of securities at amortized cost		19,411	—
Proceeds from the sale of securities at FVOCI		41,426	—
Proceeds from the redemption of securities at amortized cost		255,351	225,893
Proceeds from the redemption of securities at FVOCI		30,000	—
Purchases of securities at amortized cost		(497,142)	(327,841)
Purchases of securities at FVOCI		(60,142)	(86,449)
Net cash used in investing activities		(212,524)	(190,656)

Cash flows from financing activities:
(Decrease) increase in securities sold under repurchase agreements		(73,672)	36,102
Net decrease in short-term borrowings and debt	14	(609,454)	(942,935)
Proceeds from long-term borrowings and debt	14	319,580	891,930
Decrease of long-term borrowings and debt	14	(866,901)	(526,278)
Proceeds from the issuance of other equity instruments	17	197.976	—
Payments of lease liabilities	15	(852)	(854)
Dividends paid		(68,908)	(54,568)
Net cash used in financing activities		(1,102,231)	(596,603)

Increase (decrease) net in cash and cash equivalents		65,197	(378,649)
Cash and cash equivalents at beginning of the period		1,819,931	1,987,068
Cash and cash equivalents at end of the period	5	1,885,128	1,608,419
The accompanying notes are an integral part of these interim condensed consolidated financial statements (unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was the result of a proposal brought before the Assembly of Governors of Central Banks in the Region in May of 1975, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100.00% owned by Bladex Head Office.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.

2. Basis of preparation and changes to the Bank’s accounting policies
2.1 Basis of preparation
These interim condensed consolidated financial statements for the nine-month period ended September 30, 2025 have been prepared in accordance with International Accounting Standards IAS 34 “Interim Financial Reporting”. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accouting Standards") and should be read in conjunction with the Bank’s annual consolidated financial statements as at and for the year ended December 31, 2024.

These interim financial statements were authorized for issue by the Bank’s board of directors on October 21, 2025.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2. Basis of preparation and changes to the Bank’s accounting policies (continued)

2.2 New standards, interpretations and amendments adopted by the Bank
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Bank’s annual consolidated financial statements for the year ended December 31, 2024, except for the adoption of new standards effective as of 1° January 2025. The Bank has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.
One amendment applies for the first time in 2025, but does not have an impact on the interim condensed consolidated financial statements of the Bank.

Lack of exchangeability – Amendments to IAS 21
The amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows.
The amendments are effective for annual reporting periods beginning on or after January 1, 2025. When applying the amendments, and entity cannot restate comparative information. The amendment did not have impact on the Bank’s financial statements.
2.3 New standard adopted by the Bank

Debt and equity instruments issued
The Bank applies IAS 32 Financial Instruments: Presentation to determine whether the proceeds constitute a financial liability (debt) or an equity instrument.
Financial instruments issued, or their components, are classified as financial liabilities when, pursuant to contractual terms, the Bank assumes the obligation to deliver cash or another financial asset, or to issue a variable number of equity shares to the holder of the instrument. Otherwise, they are considered equity instruments, and the funds received are recorded in equity, net of any issuance costs incurred.
Dividends and other returns to equity holders are recognized upon payment or when declared by shareholders at the Board of Directors' Meeting, and are treated as a deduction from equity for accounting purposes.
2.4 Reclassification
Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the previously reported results of operations. An adjustment has been made to the Consolidated Statements of Financial Position for the year ended December 31, 2024, to reclassify the Interest receivable deposits from the line of Other assets to Cash and due from Banks.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A.Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans, at amortized cost (1)

	September 30, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	4,983,563	—	—	4,983,563
Grades 5 - 6	0.39-3.81	3,014,803	137,442	—	3,152,245
Grades 7 - 8	3.82-34.52	456,124	162,744	—	618,868
Grades 9 - 10	34.53-100	—	—	19,315	19,315
		8,454,490	300,186	19,315	8,773,991
Loss allowance		(37,921)	(34,424)	(14,292)	(86,637)
Total		8,416,569	265,762	5,023	8,687,354

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.41	2,971,709	—	—	2,971,709
Grades 5 - 6	0.42-3.81	4,704,760	299,292	—	5,004,052
Grades 7 - 8	3.82-34.52	397,049	71,664	—	468,713
Grades 9 - 10	34.53-100	—	—	17,513	17,513
		8,073,518	370,956	17,513	8,461,987
Loss allowance		(45,635)	(20,040)	(12,483)	(78,158)
Total		8,027,883	350,916	5,030	8,383,829

(1) Loans at amortized cost includes interest and commission receivable.

Loans at FVOCI

	September 30, 2025
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.05-0.38	10,268	—	—	10,268
Grades 5 - 6	0.39-3.81	28,660	—	—	28,660
		38,928	—	—	38,928
Loss allowance		(338)	—	—	(338)

As of December 31, 2024, no loans were classified at fair value through other comprehensive income (FVOCI).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	September 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.38	820,710	—	820,710
Grades 5 - 6	0.39-3.81	686,919	9,145	696,064
Grades 7 - 8	3.82-34.52	347,074	—	347,074
		1,854,703	9,145	1,863,848
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.38	91,471	—	91,471
Grades 5 - 6	0.39-3.81	28,643	—	28,643
Grades 7 - 8	3.82-34.52	140,059	—	140,059
		260,173	—	260,173
		2,114,876	9,145	2,124,021
Loss allowance		(13,164)	(147)	(13,311)
Total		2,101,712	8,998	2,110,710

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Commitments and contingencies
Grades 1 - 4	0.05-0.41	545,855	—	545,855
Grades 5 - 6	0.42-3.81	630,648	6,099	636,747
Grades 7 - 8	3.82-34.52	226,278	5,500	231,778
		1,402,781	11,599	1,414,380
Customers' liabilities under acceptances
Grades 1 - 4	0.05-0.41	204,421	—	204,421
Grades 5 - 6	0.42-3.81	1,155	—	1,155
Grades 7 - 8	3.82-34.52	39,489	—	39,489
		245,065	—	245,065
		1,647,846	11,599	1,659,445
Loss allowance		(4,815)	(560)	(5,375)
Total		1,643,031	11,039	1,654,070

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)
Securities at amortized cost(1)

	September 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	1,270,418	—	1,270,418
Grades 5 - 6	0.39-3.81	54,695	10,693	65,388
		1,325,113	10,693	1,335,806
Loss allowance		(930)	(177)	(1,107)
Total		1,324,183	10,516	1,334,699

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.41	1,020,297	—	1,020,297
Grades 5 - 6	0.42-3.81	72,976	10,482	83,458
		1,093,273	10,482	1,103,755
Loss allowance		(1,133)	(178)	(1,311)
Total		1,092,140	10,304	1,102,444
Securities at FVOCI(1)

	September 30, 2025
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05-0.38	91,821	—	91,821
Loss allowance - FVOCI		(84)	—	(84)

	December 31, 2024
	PD Ranges	Stage 1	Stage 2	Total
Grades 1 - 4	0.05 - 0.41	99,486	—	99,486
Loss allowance - FVOCI		(23)	—	(23)

(1) Securities at amortized cost includes interest receivable.

The loss allowance for loans and investment securities at FVOCI do not affect the carrying value of the assets. These allowances are included in equity in the condensed consolidated statement of financial position in the line Other comprehensive income.

The following table presents information of the current and past due balances of loans:

	September 30, 2025	December 31, 2024
Current	8,793,604	8,444,474
Past due (1)	19,315	17,513
Total	8,812,919	8,461,987

(1) Past due loans are classified in Stage 3.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative are generally collateralized by cash.

	September 30, 2025
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,507,081	25,060	(4,850)
Cross-currency swaps	1,358,991	39,828	(53,135)
Foreign exchange forwards	57,880	1,001	(129)
Total	2,923,952	65,889	(58,114)

	December 31, 2024
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	1,132,827	10,805	(2,667)
Cross-currency swaps	1,391,715	11,510	(139,038)
Total	2,524,542	22,315	(141,705)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.
Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158
Transfer to lifetime expected credit losses	(208)	(41)	249	—
Net effect of changes in allowance for expected credit losses	(4,163)	7,426	1,560	4,823
Financial instruments that have been derecognized during the period	(30,484)	(3,023)	—	(33,507)
New financial assets originated or purchased	27,141	10,022	—	37,163
Allowance for expected credit losses as of September 30, 2025	37,921	34,424	14,292	86,637

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	34,778	17,734	6,898	59,410
Transfer to lifetime expected credit losses	(235)	(1,237)	1,472	—
Net effect of changes in allowance for expected credit losses	(1,007)	6,013	2,978	7,984
Financial instruments that have been derecognized during the year	(23,723)	(5,807)	—	(29,530)
New financial assets originated or purchased	35,822	3,337	—	39,159
Recoveries	—	—	1,135	1,135
Allowance for expected credit losses as of December 31, 2024	45,635	20,040	12,483	78,158

Loans at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	—	—	—	—
New financial assets originated or purchased	338	—	—	338
Allowance for expected credit losses as of September 30, 2025	338	—	—	338

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375
Transfer to lifetime expected credit losses	(7)	7	—	—
Net effect of changes in reserve for expected credit losses	(163)	55	—	(108)
Financial instruments that have been derecognized during the period	(3,107)	(553)	—	(3,660)
New instruments originated or purchased	11,626	78	—	11,704
Allowance for expected credit losses as of September 30, 2025	13,164	147	—	13,311

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	3,905	1,154	—	5,059
Transfer to lifetime expected credit losses	(84)	84	—	—
Net effect of changes in reserve for expected credit losses	(154)	312	—	158
Financial instruments that have been derecognized during the year	(2,671)	(1,136)	—	(3,807)
New instruments originated or purchased	3,819	146	—	3,965
Allowance for expected credit losses as of December 31, 2024	4,815	560	—	5,375

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311
Transfer to lifetime expected credit losses	(19)	19	—	—
Net effect of changes in allowance for expected credit losses	2	27	—	29
Financial instruments that have been derecognized during the period	(360)	—	—	(360)
New financial assets originated or purchased	174	—	—	174
Write-offs	—	(47)	—	(47)
Allowance for expected credit losses as of September 30, 2025	930	177	—	1,107

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost (continued)

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1,230	402	—	1,632
Transfer to lifetime expected credit losses	(21)	21	—	—
Net effect of changes in allowance for expected credit losses	(55)	(7)	(331)	(393)
Financial instruments that have been derecognized during the year	(392)	(238)	—	(630)
New financial assets originated or purchased	371	—	—	371
Recoveries	—	—	331	331
Allowance for expected credit losses as of December 31, 2024	1,133	178	—	1,311

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2024	23	—	—	23
Financial instruments that have been derecognized during the period	(14)	—	—	(14)
New financial assets originated or purchased	75	—	—	75
Allowance for expected credit losses as of September 30, 2025	84	—	—	84

	Stage 1	Stage 2		Stage 3	Total
Allowance for expected credit losses as of December 31, 2023	1	—		—	1
Net effect of changes in allowance for expected credit losses	1	—	—	—	1
New financial assets originated or purchased	21	—		—	21
Allowance for expected credit losses as of December 31, 2024	23	—		—	23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table provides a reconciliation between:
–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and
–The provision for credit losses’ line item in the condensed consolidated statement of profit or loss.

September 30, 2025	Loans		Loan commitments and financial guarantee contracts		Securities			Cash and due from banks	Total
	At amortized cost	FVOCI			At amortized cost		FVOCI
Net effect of changes in allowance for expected credit losses	4,823	—	(108)		29		—	60	4,804
Financial instruments that have been derecognized during the period	(33,507)	—	(3,660)		(360)		(14)	—	(37,541)
New financial assets originated or purchased	37,163	338	11,704		174		75	—	49,454
Total	8,479	338	7,936	0	(157)	0	61	60	16,717

September 30, 2024	Loans		Loan commitments and financial guarantee contracts		Securities			Cash and due from banks	Total
	At amortized cost	FVOCI			At amortized cost		FVOCI
Net effect of changes in allowance for expected credit losses	5,220	—	56		(229)		1	—	5,048
Financial instruments that have been derecognized during the period	(22,958)	—	(3,618)		(555)		—	—	(27,131)
New financial assets originated or purchased	29,073	—	5,906		344		21	—	35,344
Total	11,335	—	2,344	0	(440)	0	22	—	13,261

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

Loans at amortized cost:	September 30, 2025	December 31, 2024
Credit-impaired loans at beginning of period/year	12,483	6,898
Classified as credit-impaired during the period/year	249	1,472
Change in allowance for expected credit losses	1,419	2,832
Interest income	141	146
Recoveries	—	1,135
Credit-impaired loans at end of period/year	14,292	12,483

Securities at amortized cost:	September 30, 2025	December 31, 2024
Change in allowance for expected credit losses	—	(331)
Recoveries	—	331
Credit-impaired for investments at amortized cost at end of period/year	—	—

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Gross amount	8,773,991	8,461,987	260,173	245,065	1,335,806	1,103,755
Amount committed/guaranteed	—	—	1,863,848	1,414,380	—	—

Concentration by sector
Corporations:
Private	5,177,525	4,410,940	1,498,134	913,266	722,018	613,629
State-owned	1,005,244	974,470	112,138	82,241	43,099	12,039
Financial institutions:
Private	2,178,985	2,567,264	111,264	140,287	334,510	357,891
State-owned	275,190	426,469	402,485	523,651	66,812	28,650
Sovereign	137,047	82,844	—	—	169,367	91,546
Total	8,773,991	8,461,987	2,124,021	1,659,445	1,335,806	1,103,755

Concentration by industry
Financial institutions	2,454,176	2,993,733	513,749	663,938	440,808	403,257
Manufacturing	2,558,141	2,370,275	448,933	555,844	405,977	369,999
Oil and petroleum derived products	1,037,633	963,161	631,656	95,878	94,546	89,047
Agricultural	596,877	454,285	47,782	32,229	—	—
Services	723,339	636,000	216,123	163,396	151,408	114,764
Mining	334,585	271,186	170,962	51,413	19,907	14,866
Sovereign	137,047	82,843	—	—	129,882	54,517
Other	932,193	690,504	94,816	96,747	93,278	57,305
Total	8,773,991	8,461,987	2,124,021	1,659,445	1,335,806	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by sector and industry at FVOCI

	Loans at FVOCI		Securities FVOCI
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Gross amount	38,928	—	91,821	99,486

Concentration by sector
Corporations:
Private	4,141	—	—	—
State-owned	—	—	41,870	—
Financial institutions:
Private	29,686	—	—	—
State-owned	5,101	—	49,951	99,486
Total	38,928	—	91,821	99,486

Concentration by industry
Financial institutions	34,787	—	49,951	99,486
Oil and petroleum derived products	4,141	—	41,870	—
Total	38,928	—	91,821	99,486

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Concentration by country risk financial instruments at amortized cost

	Loans at amortized cost		Commitments, financial guarantee contracts and acceptances outstanding		Securities at amortized cost

	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Gross amount	8,773,991	8,461,987	260,173	245,065	1,335,807	1,103,755
Amount committed/guaranteed	—	—	1,863,848	1,414,380	—	—

Concentration by country
Argentina	274,587	113,226	117,884	248	—	—
Australia	—	—	—	—	9,952	9,906
Belgium	5,155	17,859	—	—	15,528	15,181
Bolivia	—	—	—	1,000	—	—
Brazil	1,255,291	1,257,185	182,045	188,125	6,935	24,281
Canada	—	11,718	26,591	26,413	30,664	44,828
Chile	483,736	454,602	67,157	50,976	29,730	37,713
China	14,897	14,995	—	—	—	—
Colombia	691,314	920,975	85,399	82,225	14,794	15,143
Costa Rica	440,316	357,112	49,443	55,263	8,274	8,128
Dominican Republic	750,066	855,539	203,544	122,057	—	—
Ecuador	193,698	223,461	324,458	269,369	—	—
El Salvador	84,670	71,716	9,095	20,000	—	—
Finland	—	—	—	—	13,228	—
France	92,434	95,577	30,887	46,573	15,269	14,985
Germany	—	—	15,000	15,000	30,216	29,737
Guatemala	1,358,566	1,011,790	108,912	113,028	—	—
Honduras	160,438	219,527	22,954	1,625	—	—
Ireland	—	—	—	—	14,601	14,407
Italy	15,927	1,747	—	—	—	—
Jamaica	42,896	43,503	—	—	—	—
Japan	—	9,446	—	—	59,653	61,834
Korea	—	—	—	—	34,652	14,448
Mexico	1,136,368	1,015,738	208,497	184,208	3,325	27,898
Netherlands	—	—	21,883	25,764	10,045	—
Norway	—	—	—	—	24,711	10,092
Panama	496,150	455,288	23,139	22,243	74,813	71,552
Paraguay	193,973	196,674	150	230	—	—
Peru	250,090	418,460	222,142	356,978	10,061	30,878
Puerto Rico	10,049	20,762	15,000	10,000	—	—
Qatar	—	—	—	—	30,053
Arabia Saudi	—	—	—	—	49,688	—
Singapore	132,266	282,311	12,967	6,514	—	—
Trinidad and Tobago	180,847	167,522	—	—	—	—
Spain	—	—	—	8	—	—
Sweden	—	—	—	—	15,073	14,832
Suriname	—	—	150,000	—	—	—
United States of America	243,082	137,642	35,584	7,114	756,297	618,680
United Kingdom	116,819	74,985	150,000	—	49,868	39,232
United Arab Emirates	—	—	—	—	560	—
Uruguay	150,356	12,627	41,290	54,484	—	—
Multilateral	—	—	—	—	27,816	—
Total	8,773,991	8,461,987	2,124,021	1,659,445	1,335,806	1,103,755

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country financial instruments at FVOCI

	Loans at FVOCI		Securities at FVOCI
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Gross amount	38,928	—	91,821	99,486

Concentration by country
Argentina	4,141	—	—	—
Colombia	—	—	41,870	—
El Salvador	24,519	—	—	—
Panama	10,268	—	—	—
Multilateral	—	—	49,951	99,486
Total	38,928	—	91,821	99,486

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated financial statement or subject to an enforceable master netting arrangement:

Derivative financial instruments – assets

	September 30, 2025
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	64,810	—	64,810	—	(50,406)	14,404
Total	64,810	—	64,810	—	(50,406)	14,404

	December 31, 2024
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	22,315	—	22,315	—	(6,410)	15,905
Total	22,315	—	22,315	—	(6,410)	15,905

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities sold under repurchase agreements and derivative financial instruments – liabilities

	September 30, 2025
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(139,401)	—	(139,401)	163,802	832	25,233

Derivative financial instruments used for hedging at FVTPL	(57,708)	—	(57,708)	—	45,443	(12,265)
Total	(197,109)	—	(197,109)	163,802	46,275	12,968

	December 31, 2024
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements at amortized cost	(212,931)	—	(212,931)	239,046	564	26,679

Derivative financial instruments used for hedging at FVTPL	(141,705)	—	(141,705)	—	116,743	(24,962)
Total	(354,636)	—	(354,636)	239,046	117,307	1,717

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The key measure used by the Bank for managing liquidity risk is the ratio of net liquid assets to deposits from customers and funding with a a remaining tenor of 30 days. For this purpose, ‘net liquid assets’ include cash and cash equivalents which consist of deposits from banks and customers, as well as corporate debt securities with investment grade. The following table details the Bank's liquidity ratios:

	September 30, 2025	December 31, 2024
At the end of the period/year	171.48%	264.58%
Period/year average	130.35%	181.75%
Maximum of the period/year	212.53%	335.28%
Minimun of the period/year	103.63%	107.20%
The following table includes the Bank’s liquid assets by country risk:

	September 30, 2025				December 31, 2024
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total		Cash and due from banks	Securities FVOCI	Total
United State of America	1,876	—	1,876	—	1,650	—	1,650
Other O.E.C.D countries	4	—	4		41	—	41
Latin America	5	—	5		3	—	3
Multilateral	—	49	49		125	99	224
Total	1,885	49	1,934		1,819	99	1,918
The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	September 30, 2025	December 31, 2024
(in millions of USD dollars)
Demand and "overnight" deposits	1,551	694
Demand and "overnight" deposits to total deposits	22.69%	12.82%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	September 30, 2025	December 31, 2024
(in millions of USD dollars)
Total liquid assets	1,934	1,918
Total assets to total liabilities	28.30%	35.45%
Total liquid assets in the Federal Reserve of the United States of America	94.78%	53.51%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

(in millions of USD dollars)	September 30, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	5,356	5,127
Average term (days)	183	187
The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

(in millions of USD dollars)	September 30, 2025	December 31, 2024
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	4,806	4,438
Average term (days)	1,423	1,388

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	September 30, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,955,046	5,114	—	—	—	1,960,160	1,959,783
Securities	36,244	118,926	150,174	1,182,938	92,233	1,580,515	1,426,520
Loans	3,221,382	1,256,590	1,775,910	3,080,666	197,925	9,532,473	8,687,354
Trading derivative financial instruments - assets	—	—	—	—	1,079	1,079	1,079
Hedging derivative financial instruments - assets	12,059	6,603	1,755	41,770	2,623	64,810	64,810
Total	5,224,731	1,387,233	1,927,839	4,305,374	293,860	13,139,037	12,139,546

Liabilities
Trading derivative financial instruments - liabilities	—	—	—	—	(406)	(406)	(406)
Deposits	(5,676,265)	(620,683)	(280,611)	(318,159)	—	(6,895,718)	(6,879,709)
Securities sold under repurchase agreements	(53,026)	—	(68,985)	(20,397)	—	(142,408)	(139,401)
Borrowings and debt	(660,745)	(342,369)	(581,659)	(1,773,228)	(42,662)	(3,400,663)	(3,397,299)
Interest payable - Borrowings and debt	(35,447)	(47,103)	(80,168)	(207,643)	(7,615)	(377,976)	(36,342)
Lease liabilities	(346)	(355)	(710)	(5,672)	(11,294)	(18,377)	(18,377)
Hedging derivative financial instruments - liabilities	(129)	(6,921)	(14,972)	(35,685)	—	(57,707)	(57,708)
Total	(6,425,958)	(1,017,431)	(1,027,105)	(2,360,784)	(61,977)	(10,893,255)	(10,529,242)

Subtotal net position	(1,201,227)	369,802	900,734	1,944,590	231,883	2,245,782	1,610,304

Off-balance sheet contingencies
Confirmed letters of credit	195,711	103,440	2,361	17,313	—	318,825
Stand-by letters of credit and guarantees	144,710	277,271	266,402	92,641	—	781,024
Loans and letter of credit commitments	40,933	116,694	50,448	522,354	33,571	764,000
Total	381,354	497,405	319,211	632,308	33,571	1,863,849
Total net position	(1,582,581)	(127,603)	581,523	1,312,282	198,312	381,933

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,944,338	5,286	15,710	—	—	1,965,334	1,965,145
Securities	84,980	66,341	109,616	1,036,660	44,522	1,342,119	1,201,930
Loans	2,759,031	2,018,051	1,557,065	2,583,263	247,238	9,164,648	8,383,829
Hedging derivative financial instruments - assets	1,218	9,484	951	10,592	70	22,315	22,315
Total	4,789,567	2,099,162	1,683,342	3,630,515	291,830	12,494,416	11,573,219

Liabilities
Deposits	(4,413,516)	(597,055)	(354,883)	(93,369)	—	(5,458,823)	(5,461,901)
Securities sold under repurchase agreements	(101,528)	—	(23,268)	(89,355)	—	(214,151)	(212,931)
Borrowings and debt	(1,089,794)	(636,362)	(591,934)	(2,012,423)	(38,012)	(4,368,525)	(4,352,316)
Interest payable - Borrowings and debt	(49,113)	(51,997)	(83,583)	(261,617)	(9,413)	(455,723)	(37,508)
Lease liabilities	(244)	(276)	(684)	(5,592)	(12,437)	(19,233)	(19,232)
Hedging derivative financial instruments - liabilities	(9,379)	(70)	(1,192)	(129,609)	(1,455)	(141,705)	(141,705)
Total	(5,663,574)	(1,285,760)	(1,055,544)	(2,591,965)	(61,317)	(10,658,160)	(10,225,593)

Subtotal net position	(874,007)	813,402	627,798	1,038,550	230,513	1,836,256	1,347,626

Off-balance sheet contingencies
Confirmed letters of credit	358,624	141,422	36,304	—	—	536,350
Stand-by letters of credit and guarantees	141,843	133,149	178,798	66,495	—	520,285
Loans and letter of credit commitments	60,341	39,900	40,350	208,868	8,286	357,745
Total	560,808	314,471	255,452	275,363	8,286	1,414,380
Total net position	(1,434,815)	498,931	372,346	763,187	222,227	421,876

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.
Future undiscounted cash flow presented in the table above on some financial assets and financial liabilities vary materially from contractual cash flows. The principal difference is that the undiscounted future cash flows of floating rate assets and liabilities are calculated using projected market rates.

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	September 30, 2025		December 31, 2024
	Amount	Fair Value	Amount	Fair Value
Balances with Federal Reserve of the United States of America	1,833,424	1,833,424	1,020,858	1,020,858
Cash and balances with other bank (1)	51,704	51,704	799,073	799,073
Total Liquidity reserves	1,885,128	1,885,128	1,819,931	1,819,931
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	September 30, 2025		December 31, 2024
	Guaranteed	Available as collateral	Guaranteed	Available as collateral
Cash and due from banks	72,991	1,885,128	143,907	1,819,931
Notional of investment securities	184,737	1,256,395	558,981	665,715
Loans at amortized cost - outstanding principal balance	—	8,709,935	—	8,375,172
Total	257,728	11,851,458	702,888	10,860,818
The total financial assets recognized in the consolidated statement of financial position that had been pledged as collateral for liabilities as of September 30, 2025 and December 31, 2024 are show in the table above.
The Bank manages market risk by considering the consolidated financial situation of the Bank.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

i.Interest rate risk
The table below details the Bank's exposure based on interest rate repricing/maturity date for the notional amount of the interest bearing financial assets and liabilities on interest-bearing financial assets and liabilities:

	September 30, 2025
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,947,936	5,000	—	—	—	5,183	1,958,119
Securities - principal	202,457	116,563	144,304	887,922	62,721	—	1,413,967
Loans - principal balance	5,948,301	1,410,345	1,064,763	320,077	4,793	—	8,748,279
Total	8,098,694	1,531,908	1,209,067	1,207,999	67,514	5,183	12,120,365

Liabilities
Demand deposits and time deposits	(5,717,478)	(609,861)	(270,993)	(234,341)	—	(2,860)	(6,835,533)
Securities sold under repurchase agreements	(139,401)	—	—	—	—	—	(139,401)
Borrowings and debt	(2,180,473)	(706,080)	(224,951)	(285,795)	—	—	(3,397,299)
Total	(8,037,352)	(1,315,941)	(495,944)	(520,136)	—	(2,860)	(10,372,233)

Net effect of derivative financial instruments held
for interest risk management	9,516	760	62	(4,106)	—	—	6,232
Total interest rate sensitivity	70,858	216,727	713,185	683,757	67,514	2,323	1,754,364

	December 31, 2024
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Non interest rate risk	Total
Assets
Cash and due from banks	1,940,840	5,000	15,000	—	—	2,998	1,963,838
Securities - principal	83,294	64,955	104,954	907,612	28,510	—	1,189,325
Loans - principal balance	5,053,040	2,025,688	1,039,106	248,045	9,293	—	8,375,172
Total	7,077,174	2,095,643	1,159,060	1,155,657	37,803	2,998	11,528,335

Liabilities
Demand deposits and time deposits	(4,404,015)	(645,546)	(336,377)	(24,130)	—	(2,656)	(5,412,724)
Securities sold under repurchase agreements	(133,898)	—	(58,636)	(20,397)	—	—	(212,931)
Borrowings and debt	(2,932,280)	(801,575)	(460,355)	(158,106)	—	—	(4,352,316)
Total	(7,470,193)	(1,447,121)	(855,368)	(202,633)	—	(2,656)	(9,977,971)

Net effect of derivative financial instruments held
for interest risk management	(8,159)	9,414	(242)	(119,018)	(1,385)	—	(119,390)
Total interest rate sensitivity	(401,178)	657,936	303,450	834,006	36,418	342	1,430,974

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)
C.Market risk (continued)

Interest rate risk management is complemented by monitoring the sensitivity of the Bank´s financial assets and liabilities, considering several standard interest rate scenarios. The standard scenarios considered monthly include a parallel decline or increase of 50bps, 100bps, and 200 bps across all yield curves, which are evaluated based on market behavior.

The Bank performs a sensitivity analysis of the most likely increase or decrease in market interest rates at the reporting date, assuming non-asymmetric movements in the yield curves and a constant financial situation to assess the effect on profit or loss.

Interest rate sensitivity analysis affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Additionally, the Bank measures the sensitivity of the equity value (EVE) following the methodology described by the Basel Committee on Banking Supervision, which measures the interest rate risk embedded in the equity value, which for interest rate risk purposes is defined as the difference between the net present value of assets less the net present value of liabilities due, based on the impact of a change in interest rates on such present values.

The following table presents the sensitivity analysis performed for the Bank:

	Change in interest rate	Effect on profit or loss	Effect on equity	Effect on equity value (EVE)
September 30, 2025	+50 bps	1,291	2,641	(12,167)
	-50 bps	(1,499)	(2,695)	12,321

December 31, 2024	+50 bps	343	9,586	(14,709)
	-50 bps	(668)	(9,770)	14,714

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	September 30, 2025
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	5.32	1.17	147.82	3,921.57	18.33
Assets
Cash and due from banks	187	338	9	79	1,550	16	2,179
Loans	—	29,091	—	—	445,981	—	475,072
Total	187	29,429	9	79	447,531	16	477,251

Liabilities

Deposits		—					—
Borrowings and debt	—	(29,091)	—	—	(447,839)	—	(476,930)
Total	—	(29,091)	—	—	(447,839)	—	(476,930)

Net currency position	187	338	9	79	(308)	16	321

	December 31, 2024
	Brazilian Real	European Euro	Japanese Yen	Colombian Peso	Mexican Peso	Other Currencies(1)	Total
Exchange rate	6.17	1.04	157.28	4,405.29	20.89
Assets
Cash and due from banks	110	242	1	34	1,210	19	1,616
Loans	—	25,886	—	—	310,630	—	336,516
Total	110	26,128	1	34	311,840	19	338,132

Liabilities
Borrowings and debt	—	(25,748)	—	—	(311,562)	—	(337,310)
Total	—	(25,748)	—	—	(311,562)	—	(337,310)

Net currency position	110	380	1	34	278	19	822
(1)It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc, Sterling pound, Costa Rican colones and Peruvian soles.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring fair value measurements

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial position using the fair value hierarchy are described below:

	September 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	91,821	—	91,821
Loans at FVOCI	—	38,928	—	38,928
Total securities and other financial assets	—	130,749	—	130,749

Derivative financial instruments - assets:
For trading
Interest rate swaps	—	1,077	—	1,077
Foreign exchange forwards	—	2	—	2
For hedging				—
Interest rate swaps	—	23,983	—	23,983
Cross-currency swaps	—	39,828	—	39,828
Foreign exchange forwards	—	999	—	999
Total derivative financial instrument assets	—	65,889	—	65,889
Total assets at fair value	—	196,638	—	196,638

Liabilities
Derivative financial instruments - liabilities:
For trading
Interest rate swaps	—	(406)	—	(406)
For hedging
Interest rate swaps	—	(4,444)	—	(4,444)
Cross-currency swaps	—	(53,135)	—	(53,135)
Foreign exchange forwards	—	(129)	—	(129)
Total derivative financial instruments - liabilities	—	(58,114)	—	(58,114)
Total liabilities at fair value	—	(58,114)	—	(58,114)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

A.Recurring fair value measurements (continued)

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Securities and other financial assets:
Securities at FVOCI - Corporate debt	—	98,748	—	98,748
Total securities and other financial assets	—	98,748	—	98,748

Derivative financial instruments - assets:
For hedging
Interest rate swaps	—	10,805	—	10,805
Cross-currency swaps	—	11,510	—	11,510
Total derivative financial instrument assets	—	22,315	—	22,315
Total assets at fair value	—	121,063	—	121,063

Liabilities
Derivative financial instruments - liabilities:
For hedging
Interest rate swaps	—	2,667	—	2,667
Cross-currency swaps	—	139,038	—	139,038
Total derivative financial instruments - liabilities	—	141,705	—	141,705
Total liabilities at fair value	—	141,705	—	141,705

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring fair value measurements

The following table provides information on the carrying value and the estimated fair value of the Bank’s financial instruments that are not measured at fair value:

	September 30, 2025
	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,959,783	1,959,783	—	1,959,783	—
Securities at amortized cost (1)	1,334,699	1,350,533	—	1,350,533	—
Loans at amortized cost (2)	8,687,354	8,902,875	—	8,902,875	—
Customers' liabilities under acceptances	260,173	260,173	—	260,173	—

Liabilities
Deposits	6,879,709	6,879,709	—	6,879,709	—
Securities sold under repurchase agreements	139,401	139,401	—	139,401	—
Borrowings and debt, net	3,397,299	3,477,476	—	3,477,476	—
Acceptances outstanding	260,173	260,173	—	260,173	—

	December 31, 2024
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits in banks	1,965,145	1,965,145	—	1,965,145	—
Securities at amortized cost (1)	1,102,444	1,102,386	—	1,102,386	—
Loans at amortized cost (2)	8,383,829	8,573,655	—	8,573,655	—
Customers' liabilities under acceptances	245,065	245,065	—	245,065	—

Liabilities
Deposits	5,461,901	5,461,901	—	5,461,901	—
Securities sold under repurchase agreements	212,931	212,931	—	212,931	—
Borrowings and debt, net	4,352,316	4,421,770	—	4,421,770	—
Acceptances outstanding	245,065	245,065	—	245,065	—
(1)The carrying value of securities at amortized cost is net of accrued interest receivable of $12.5 million and the allowance for expected credit losses of $1.1 millions as of September 30, 2025 (accrued interest receivable of $13.2 millions and the allowance for expected credit losses of $1.3 millions as of December 31, 2024).
(2)The carrying value of loans at amortized cost is net of accrued interest receivable of $95.1 million , the allowance for expected credit losses of $86.6 millions and unearned interest and deferred fees of $31 millions as of September 30, 2025 (accrued interest receivable of $117.9 millions, the allowance for expected credit losses of $78.2 millions and unearned interest and deferred fees of $31.1 millions as of December 31, 2024).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	September 30, 2025	December 31, 2024
Demand deposits (1)	1,860,128	1,694,931
Time deposits under three months	25,000	125,000
Total cash and cash equivalent	1,885,128	1,819,931

Time deposits with original maturity over 90 days and other restricted deposits (2)	72,991	143,907
Total cash and due from bank	1,958,119	1,963,838

Interest receivable deposits	1,724	1,307
Less: Allowance for credit losses	(60)	—
Total cash and due from banks, net	1,959,783	1,965,145

The following table presents the pledged and restricted deposits classified by country risk:

	September 30, 2025	December 31, 2024
Country:
Chile	25,000	20,000
Germany	13,513	29,263
Japan	11,960	18,120
Panama	1,600	1,600
Spain	—	10,300
United Kingdom	831	254
United States of America	20,087	64,370
Total	72,991	143,907

(1) Demand deposits includes $1,833 million (December 31, 2024: $1,021 million) at Federal Reserve of United States of America.
(2) As a September 30, 2025 includes restricted deposit of $25 million (December 31, 2024: $25 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

The following table shows cash and deposits in local and foreign banks, based on the ratings assigned by the rating agencies:

	September 30, 2025	December 31, 2024
Credit rating:
Aaa-Aa3	1,839,542	1,418,861
A1-A3	87,519	414,903
Baa1-Baa3	30,132	129,362
Ba1-Ba3	247	110
B1-B3	—	5
No rating	679	597
	1,958,119	1,963,838

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Investment securities

Securities are presented as follows:

September 30, 2025	Amortized cost	FVOCI (1)	Total
Principal	1,323,332	90,635	1,413,967
Interest receivable	12,474	1,186	13,660
Gross amount	1,335,806	91,821	1,427,627
Allowance (1)	(1,107)	—	(1,107)
Total	1,334,699	91,821	1,426,520

December 31, 2024	Amortized cost	FVOCI (1)	Total
Principal	1,090,577	98,748	1,189,325
Interest receivable	13,178	738	13,916
Gross amount	1,103,755	99,486	1,203,241
Allowance (1)	(1,311)	—	(1,311)
Total	1,102,444	99,486	1,201,930

(1)As of September 30, 2025 and December 31, 2024, the loss allowance for losses for securities at FVOCI for $84 thousand and $23 thousand, respectively are included in equity in the consolidated statement of financial position in the line Other comprehensive income.

Securities by contractual maturity are shown in the following table:

September 30, 2025	Amortized cost	FVOCI	Total
Due within 1 year	267,286	35,903	303,189
After 1 to 5 years	1,034,678	13,378	1,048,056
After 5 to 10 years	21,368	41,354	62,722
Balance - principal	1,323,332	90,635	1,413,967

December 31, 2024	Amortized cost	FVOCI	Total
Due within 1 year	223,174	30,029	253,203
After 1 to 5 years	838,893	68,719	907,612
After 5 to 10 years	28,510	—	28,510
Balance - principal	1,090,577	98,748	1,189,325

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	September 30, 2025	December 31, 2024
Securities pledged to secure repurchase transactions	163,802	239,046

Securities sold under repurchase agreements	(139,401)	(212,931)
As of September 30, 2025, sales were made for $19.9 millions of investments with a significant increase in their credit risk. These sales resulted in write-off against reserves of $47 thousands and losses on sale of $541 thousands attributable to market risk. During the period 2024, no sales of instrument classified at amortized cost were made.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

September 30, 2025	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,709,936	38,343	8,748,279
Interest receivable	95,102	603	95,705
Unearned interest and deferred fees	(31,047)	(18)	(31,065)
Gross balance	8,773,991	38,928	8,812,919
Loss allowances	(86,637)	—	(86,637)
Loans, net	8,687,354	38,928	8,726,282

December 31, 2024	Amortized cost	FVOCI (1)	Total
Loans - principal balance	8,375,172	—	8,375,172
Interest receivable	117,931	—	117,931
Unearned interest and deferred fees	(31,116)	—	(31,116)
Gross balance	8,461,987	—	8,461,987
Loss allowances	(78,158)	—	(78,158)
Loans, net	8,383,829	—	8,383,829
(1)As of September 30, 2025, the loss allowance for losses for loans at FVOCI for $338 thousand are included in equity in the consolidated statement of financial position in the line Other comprehensive income.
As of September 30, 2025, the Bank sold loans measured at FVTPL for $126 million, realizing a gain of $1.5 million; $50 million measured at FVOCI, realizing a gain of $638 thousand; and $15 million measured at amortized cost with a gain of $105 thousand, all recognized under the line item Gain on financial instruments, net.
The fixed and floating interest rate distribution of the loan portfolio is as follows:

	September 30, 2025	December 31, 2024
Fixed interest rate	5,108,299	4,932,569
Floating interest rates	3,704,620	3,529,418
Total	8,812,919	8,461,987
As of September 30, 2025, 72% (December 31, 2024 :75%) of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 3.80% to 16.28% (December 31, 2024:4.63% to16.28%).
The following table details information relating to loans granted to class A and B shareholders:

	September 30, 2025	December 31, 2024
Class A and B shareholder loans	630,026	556,000
% Loans to class A and B shareholders over total loan portfolio	7%	7%
% Class A and B stockholders with loans over number of class A and B stockholders	10%	13%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	September 30, 2025	December 31, 2024
Documentary letters of credit	318,825	536,350
Stand-by letters of credit and guarantees - commercial risk	781,023	520,285
Commitments loans	723,402	348,223
Commitments letter of credit	40,598	9,522
Total	1,863,848	1,414,380

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	September 30, 2025	December 31, 2024
Up to 1 year	1,212,970	1,160,323
From 1 to 2 years	324,440	145,127
Over 2 to 5 years	292,868	100,643
More than 5 years	33,570	8,287
Total	1,863,848	1,414,380

9.Gain on financial instruments, net

The amounts that were recognized in the consolidated statement of profit or loss related to the results of financial instruments are detailed below:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Loss) gain on derivative financial instruments and foreign currency exchange, net	(552)	198	2,693	7
Unrealized gain on financial instruments at FVTPL	671	—	671	—
Realized (loss) gain on financial instruments at FVTPL	(602)	51	(602)	51
Loss on sale of financial instruments at amortized cost	—	—	(436)	—
Gain on sale of financial instruments at FVTPL	405	68	1,500	68
Gain on sale of financial instruments at FVOCI	960	—	1,201	—
Others	—	11	—	11
Total	882	328	5,027	137

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

A.Trading derivative financial instruments

The following table details quantitative information on the notional amount and carrying amount of trading derivative instruments:

	September 30, 2025
	Notional amount	Carrying amount of trading derivative
		Asset	Liability

Interest Rate Swap	286,716	1,077	(406)
Forward contract	2,995	2	—
	289,711	1,079	(406)

	September 30, 2025
	Forward contract	Interest rate swap	Total
Up to 1 year	2,995	—	2,995
Over 2 to 5 years	—	36,716	36,716
More than 5 years		250,000	250,000
Total	2,995	286,716	289,711

As of December 31, 2024, the entity did not hold any trading derivative instruments.

B.Hedging derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	September 30, 2025
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,220,365	23,983	(4,444)
Interest rate and foreign exchange risk
Fair value hedges	198,832	9,377	(3,899)
Cash flow hedges	1,160,159	30,451	(49,236)
Foreign exchange risk
Cash flow hedges	54,885	999	(129)
	2,634,241	64,810	(57,708)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount (2)	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	1,132,827	10,805	(2,667)
Interest rate and foreign exchange risk
Fair value hedges	186,288	—	(13,196)
Cash flow hedges	1,205,427	11,510	(125,842)
	2,524,542	22,315	(141,705)
(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)At September 30, 2025 the notional amounts of derivative financial instruments include $1,234.5 million ($639.6 million at December 31, 2024) of interest rate swaps and cross currency interest rate swaps, which were designated in aggregate exposure hedges hedging underlying assets totaling $525.8 million ($307.8 million at December 31, 2024).

Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2025
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	25,000	—	(702)	(714)	(46)
Securities at amortized cost	162,100	—	(3,649)	(3,136)	502
Deposits	65,000	203	—	386	(4)
Repurchase agreements	60,485	648	(44)	44	(62)
Borrowings and debt	907,780	23,132	(49)	15,673	401
Interest rate and foreign exchange risk
Loans	12,545	—	(581)	(462)	92
Borrowings and debt	186,287	9,377	(3,318)	20,574	(430)
Total	1,419,197	33,360	(8,343)	32,365	453

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Notional amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Deposits	131,000	1,235	(164)	(127)	(142)
Repurchase agreements	68,985	210	(592)	71	14
Borrowings and debt	932,842	9,360	(1,911)	(5,911)	(516)
Interest rate and foreign exchange risk
Borrowings and debt	186,288	—	(13,196)	(28,571)	1,074
Total	1,319,115	10,805	(15,863)	(34,538)	430

(1)Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Loans	26,000	—	Loans, net	668	668
Securities at amortized cost	165,130	—	Securities, net	3,638	3,638
Deposits	—	(66,321)	Demand deposits	(269)	(390)
Repurchase agreements	—	(61,314)	Securities sold under repurchase agreements	(565)	(106)
Borrowings and debt	—	(295,416)	Borrowings and debt, net	(11,061)	(15,272)
Interest rate and foreign exchange risk
Loans	12,762	—	Loans, net	554	554
Borrowings and debt	—	(193,078)	Borrowings and debt, net	(6,688)	(21,004)
Total	203,892	(616,129)		(13,723)	(31,912)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Change in fair value of the hedged items used to calculate hedge ineffectiveness (1)
	Asset	Liability
Interest rate risk
Deposits	—	(132,667)	Demand deposits	(26)	(15)
Repurchase agreements	—	(69,443)	Securities sold under repurchase agreements	(57)	(57)
Borrowings and debt	—	(319,174)	Borrowings and debt, net	3,860	5,395
Interest rate and foreign exchange risk
Borrowings and debt	—	(173,469)	Borrowings and debt, net	14,316	29,645
Total	—	(694,753)		18,093	34,968

(1)Included in the consolidated statement of profit or loss under the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	September 30, 2025
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	319,769	—	319,769
From 1 to 2 years	346,093	142,058	488,151
Over 2 to 5 years	525,235	46,649	571,884
More than 5 years	29,268	10,125	39,393
Total	1,220,365	198,832	1,419,197

	December 31, 2024
	Interest rate swaps	Cross currency swaps	Total
Up to 1 year	115,263	—	115,263
From 1 to 2 years	383,268	19,882	403,150
Over 2 to 5 years	605,028	156,281	761,309
More than 5 years	29,268	10,125	39,393
Total	1,132,827	186,288	1,319,115

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in fair value hedges:

	Three months ended September 30, 2025			Nine months ended September 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	3	—	3	(46)	—	(46)
Securities at amortized cost	75	—	75	502	—	502
Deposits	(7)	—	(7)	(4)	—	(4)
Repurchase agreements	(57)	—	(57)	(62)	(28)	(90)
Borrowings and debt	8	—	8	401	144	545
Interest rate and foreign exchange risk
Loans	(152)	—	(152)	92	—	92
Borrowings and debt	(509)	—	(509)	(430)	—	(430)
Total	(639)	—	(639)	453	116	569

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate risk
Loans	(3)	(26)	(29)	—	(26)	(26)
Securities at amortized cost	—	—	—	—	(82)	(82)
Deposits	(40)	—	(40)	(40)	(1)	(41)
Repurchase agreements	(86)	—	(86)	(91)	—	(91)
Borrowings and debt	(771)	—	(771)	(344)	4	(340)
Interest rate and foreign exchange risk
Loans	(1)	29	28	—	29	29
Borrowings and debt	721	1	722	630	72	702
Total	(180)	4	(176)	155	(4)	151

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2025
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	29,477	537	(1,106)	(1,513)	(1,513)	—	(44)
Borrowings and debt	1,130,682	29,914	(48,130)	94,602	95,300	698	(468)
Foreign exchange risk
Loans	11,807	—	(129)	(129)	(129)	—	(286)
Deposits	—	—	—	—	—	—	3
Borrowings and debt	43,078	999	—	—	(1)	(1)	—
Total	1,215,044	31,450	(49,365)	92,960	93,657	697	(795)

	December 31, 2024
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (4)
	Nominal amount	Asset (1)	Liability (1)
Interest rate and foreign exchange risk
Loans	19,509	1,372	—	1,256	1,258	2	24
Borrowings and debt	1,185,918	10,138	(125,842)	(163,797)	(164,418)	(621)	99
Total	1,205,427	11,510	(125,842)	(162,541)	(163,160)	(619)	123

(1) Included in the consolidated statement of financial position under the line Hedging derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Hedge ineffectiveness attributable to matured hedges included in the consolidated statement of profit or loss in the line Gain on financial instruments, net.
(4) Hedging reserve attributable to expired hedges reclassified to the consolidated statement of profit or loss in the line Gain on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	September 30, 2025
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	—	Borrowings and debt, net	—	(7,388)
Interest rate and foreign exchange risk
Loans	20,966	—	Loans, net	1,513	95
Borrowings and debt	—	(1,137,940)	Borrowings and debt, net	(94,602)	4,506
Foreign exchange risk
Loans	11,870	—	Loans, net	129	(116)
Borrowings and debt	—	(43,879)	Borrowings and debt, net	—	(127)
Total	32,836	(1,181,819)		(92,960)	(3,030)

	December 31, 2024
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Change in the fair value of the hedged items used to calculate the hedge ineffectiveness (1)	Cash flow hedge reserve
	Asset	Liability
Interest rate and foreign exchange risk
Loans	19,964	—	Loans, net	(1,256)	37
Borrowings and debt	—	(1,087,247)	Borrowings and debt, net	163,797	(895)
Total	19,964	(1,087,247)		162,541	(858)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	September 30, 2025
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	54,885	491,040	545,925
From 1 to 2 years	—	114,199	114,199
Over 2 to 5 years	—	525,652	525,652
More than 5 years	—	29,268	29,268
Total	54,885	1,160,159	1,215,044

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B. Hedging derivative financial instruments (continued)

	December 31, 2024
	Foreign exchange forward contract	Cross currency swaps	Total
Up to 1 year	—	454,581	454,581
From 1 to 2 years	—	303,441	303,441
Over 2 to 5 years	—	418,137	418,137
More than 5 years	—	29,268	29,268
Total	—	1,205,427	1,205,427

The following table details the ineffectiveness recognized in profit or loss for the derivative instruments used in cash flow hedges:

	Three months ended September 30, 2025			Nine months ended September 30, 2025
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	—	1	1	—	(44)	(44)
Borrowings and debt	(177)	(638)	(815)	698	(468)	230
Foreign exchange risk
Loans	—	(286)	(286)	—	(286)	(286)
Deposits	—	44	44	—	3	3
Borrowings and debt	(1)	—	(1)	(1)	—	(1)
Total	(178)	(879)	(1,057)	697	(795)	(98)

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Current	Overdue	Total	Current	Overdue	Total
Ineffectiveness recognized in profit or loss
Interest rate and foreign exchange risk
Loans	36	2	38	23	2	25
Borrowings and debt	53	94	147	62	107	169
Total	89	96	185	85	109	194

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

11.Other assets

Following is a summary of other assets:

	September 30, 2025	December 31, 2024
Accounts receivable	12,707	2,996
Prepaid expenses	2,684	3,342
Prepaid fees and commissions	1,049	468
IT projects under development	4,330	5,113
Improvement project under development	1,569	709
Severance fund	2,788	2,508
Other	3,587	1,914
Total	28,714	17,050

During the period ended September 30, 2025, the Bank completed various technology development projects that had previously been recorded under Other assets. Upon completion and being available for use, such projects were reclassified to Equipment, leasehold improvements and leased property, net, and Intangible assets, for net amounts of $1.1 million and $7.6 million, respectively. These amounts primarily relate to projects associated with the development of technological applications.

12. Customer deposits

Following is a summary of customer deposits:

	September 30, 2025	December 31, 2024
Demand deposits	687,762	440,029
Time deposits	6,147,771	4,972,695
	6,835,533	5,412,724
Interest payable	44,176	49,177
Total	6,879,709	5,461,901

The remaining and contractual maturity profile of the Bank's deposits, excluding interest payable, is as follows:

	Remaining term		Original contractual
	September 30, 2025	December 31, 2024	September 30, 2025	December 31, 2024
Demand	687,762	440,029	687,762	440,029
Up to 1 month	3,466,557	2,797,904	2,212,686	1,793,178
From 1 to 3 months	1,505,766	1,162,833	1,139,132	999,506
From 3 to 6 months	609,861	585,542	1,663,710	1,092,876
From 6 month to 1 year	270,994	342,460	798,767	901,145
From 1 to 2 years	276,797	73,642	299,147	158,621
From 2 to 5 years	17,796	10,314	34,329	27,369
Total	6,835,533	5,412,724	6,835,533	5,412,724

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Customer deposits (continued)
The following table presents additional information regarding the Bank’s deposits:

	September 30, 2025	December 31, 2024
Aggregate amount of $100,000 or more	6,834,874	5,411,881
Aggregate amount of deposits in the New York Agency	1,571,030	1,581,865

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense on deposits made in the New York Agency	19,665	23,034	56,386	66,395

13.Securities sold under repurchase agreements
The following table details the financing under repurchase agreement:

	September 30, 2025	December 31, 2024
Financing transactions under repurchase agreements	139,401	212,931

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest expense on financing contracts under repurchase agreement	1,752	3,119	7,013	9,275

Financing contracts under repurchase agreements generate interest range from 4.37% to 5.36% (December 31, 2024: 4.49% to 5.36% ) with several maturities up to October 16, 2026.
As indicated in Note 6, as of September 30, 2025, the repurchase agreements were secured by investments classified as amortized cost by the amount of $164 millions (December 31, 2024: $239 millions).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of September 30, 2025, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	September 30, 2025
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,058,654	1,750	776,149	1,568,085	3,404,638
Transaction costs	(128)	(3)	(2,486)	(4,722)	(7,339)
	1,058,526	1,747	773,663	1,563,363	3,397,299

	December 31, 2024
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,652,536	835	877,842	1,830,751	4,361,964
Transaction costs	—	(1)	(3,764)	(5,883)	(9,648)
	1,652,536	834	874,078	1,824,868	4,352,316

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, along with contractual interest rates, is as follows:

	September 30, 2025	December 31, 2024
Short-term borrowings:
At fixed interest rates	1,031,101	1,353,048
At floating interest rates	27,553	299,488
Principal	1,058,654	1,652,536
Less: Transaction costs	(128)	—
Total short-term borrowings, net	1,058,526	1,652,536

Short-term debt:
At fixed interest rates	1,750	835
Principal	1,750	835
Less: Transaction costs	(3)	(1)
Total short-term debt, net	1,747	834

Total short-term borrowings and debt	1,060,273	1,653,370

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.21% to 4.88%	4.50% to 5.87%
Range of floating interest rates on borrowings in U.S. dollars	—%	5.13% to 5.24%
Range of fixed interest rates on borrowings in Mexican pesos	8.28% to 9.34%	11.15%
Range of floating interest rates on borrowings and debt in Mexican pesos	8.44% to 8.47%	10.69% to 10.74%
Range of fixed interest rates on borrowings and debt in Euros	2.63% to 2.70%	3.39% to 3.87%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2025	December 31, 2024
US dollar	760,149	1,404,689
Mexican peso	271,164	172,368
Euros	29,091	76,313
Total	1,060,404	1,653,370

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	September 30, 2025	December 31, 2024
Long-term borrowings:
At fixed interest rates with due dates from December 2026 to December 2029	64,071	60,308
At floating interest rates with due dates from March 2026 to September 2029	712,078	817,534
Principal	776,149	877,842
Less: Transaction costs	(2,486)	(3,764)
Total long-term borrowings, net	773,663	874,078

Long-term debt:
At fixed interest rates with due dates from November 2025 to November 2034	723,615	1,293,378
At floating interest rates with due dates from February 2026 to November 2031	844,470	537,373
Principal	1,568,085	1,830,751
Less: Prepaid commissions	(4,722)	(5,883)
Total long-term debt, net	1,563,363	1,824,868

Total long-term borrowings and debt, net	2,337,026	2,698,946

Range of fixed interest rates on borrowings and debt in U.S. dollars	4.75% to 6.15%	2.38% to 6.15%
Range of floating interest rates on borrowings and debt in U.S. dollars	5.13% to 6.12%	5.44% to 6.31%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 10.78%	6.50% to 10.78%
Range of floating interest rates on borrowings and debt in Mexican pesos	8.21% to 9.06%	10.62% to 11.52%
Range of fixed interest rates on debt in Japanese yens	0.95% to 1.54%	0.77% to 1.54%
Range of fixed interest rates on debt in Euros	0.90%	0.90%
Range of fixed interest rates on debt in Australian dollars	6.81%	6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Peruvian sol	7.00%	7.00%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	September 30, 2025	December 31, 2024
US dollar	804,845	1,355,773
Mexican peso	1,349,493	1,170,304
Japanese yen	112,776	112,671
Euro	35,226	31,063
Peruvian soles	27,086	25,020
Australian dollar	9,831	9,133
Sterling pound	4,977	4,629
Carrying amount - principal	2,344,234	2,708,593

Future payments of long-term borrowings and debt outstanding as of September 30, 2025, are as follows:

Year	Outstanding
2025	11,742
2026	536,512
2027	887,029
2028	582,256
2029	265,128
2030	19,000
2031	32,736
2034	9,831
Carrying amount - principal	2,344,234

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated statement of cash flows:

	2025	2024
Balance as of January 1,	4,352,316	4,351,988
Net decrease in short-term borrowings and debt	(609,454)	(942,934)
Proceeds from long-term borrowings and debt	319,580	891,930
Decrease of long-term borrowings and debt	(866,901)	(526,278)
Change in foreign currency rates	188,914	(208,484)
Fair value adjustment due to hedge accounting relationship	10,841	4,656
Other adjustments	2,003	526
Balance as of September 30,	3,397,299	3,571,404

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	September 30, 2025	December 31, 2024
Up to 1 year	2,081	1,931
From 1 to 5 years	7,753	8,213
After 5 to 10 years	12,711	13,827
Total undiscounted lease liabilities	22,545	23,971

Short-term	1,412	1,217
Long-term	16,965	18,015
Total lease liabilities included in the condensed consolidated statement of financial position	18,377	19,232
Amounts recognized in the condensed consolidated statement of cash flows:

	September 30,
	2025	2024
Payments of lease liabilities	852	854
Amounts recognized in condensed consolidated statement of profit or loss:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest on lease liabilities	(178)	(142)	(539)	(436)

16. Other liabilities

Following is a summary of other liabilities:

	September 30, 2025	December 31, 2024
Accruals and other accumulated expenses	20,210	31,806
Accounts payable	10,779	6,236
Unearned commissions	17,532	7,305
Others	82	84
Total	48,603	45,431

17. Other equity instruments, net

During September 2025, the Bank issued an AT1 capital instrument in the form of Non-Cumulative Perpetual Subordinated Bonds for an amount of $198 million, which includes issuance costs of $2 million. The bonds have no maturity, and coupons are payable semiannually at an annual rate of 7.5%.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic earnings per share (“EPS”) computations for the dates indicated:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
(Thousands of U.S. dollars)
Profit for the period	54,968	52,993	170,884	154,383

(U.S. dollars)
Basic earnings per share	1.48	1.44	4.60	4.20

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	37,231	36,787	37,126	36,724

19.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Structured services	1,905	1,473	14,284	6,494
Letters of credit and guarantees	8,858	7,072	23,400	19,602
Credit commitments	3,959	2,145	8,157	6,126
Other commissions	236	86	765	956
Total fee and commission income	14,958	10,776	46,606	33,178
Fees and commission expense	(906)	(286)	(2,059)	(683)
Total	14,052	10,490	44,547	32,495
The following table present information the unearned commission that is expected to be recognized on the existing contracts:

September 30, 2025
Up to 1 year	7,993
From 1 to 2 years	1,541
More than 2 years	1,909
Total	11,443

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended September 30, 2025			Nine months ended September 30, 2025
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	156,856	36,824	193,680	474,533	102,998	577,531
Interest expense	(142)	(126,111)	(126,253)	(431)	(376,678)	(377,109)
Inter-segment net interest income	(96,721)	96,721	—	(295,423)	295,423	—
Net interest income	59,993	7,434	67,427	178,679	21,743	200,422
Other income (expense), net	15,276	74	15,350	47,675	2,671	50,346
Total income	75,269	7,508	82,777	226,354	24,414	250,768

Provision for credit losses	(6,495)	13	(6,482)	(16,752)	35	(16,717)
Operating expenses	(16,787)	(4,540)	(21,327)	(49,979)	(13,188)	(63,167)
Segment profit	51,987	2,981	54,968	159,623	11,261	170,884

Segment assets				9,013,269	3,455,819	12,469,088
Segment liabilities				288,187	10,514,539	10,802,726

	Three months ended September 30, 2024			Nine months ended September 30, 2024
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	163,329	35,353	198,682	478,348	109,279	587,627
Interest expense	(114)	(131,938)	(132,052)	(349)	(395,004)	(395,353)
Inter-segment net interest income	(103,974)	103,974	—	(306,454)	306,454	—
Net interest income	59,241	7,389	66,630	171,545	20,729	192,274
Other income (expense), net	10,817	136	10,953	33,268	(331)	32,937
Total income	70,058	7,525	77,583	204,813	20,398	225,211

Provision for credit losses	(3,365)	(183)	(3,548)	(13,679)	418	(13,261)
Operating expenses	(16,934)	(4,108)	(21,042)	(46,173)	(11,394)	(57,567)
Segment profit	49,759	3,234	52,993	144,961	9,422	154,383

Segment assets				8,399,113	2,998,801	11,397,914
Segment liabilities				312,640	9,743,644	10,056,284

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Profit for the period	54,968	52,993	170,884	154,383

Assets:
Assets from reportable segments			12,469,088	11,397,914
Other assets - unallocated			28,714	14,229
Total			12,497,802	11,412,143

Liabilities:
Liabilities from reportable segments			10,802,726	10,056,284
Other liabilities - unallocated			48,603	46,039
Total			10,851,329	10,102,323

21.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	September 30, 2025		December 31, 2024
Assets:
Demand deposits	1,271		1,509
Loans, net	58,770		179,235
Securities at amortized cost, net	11,783		21,095
Customers' liabilities under acceptances	96		—
Total	71,920	71,920	201,839

Liabilities:
Time deposits	513,156		574,360
Acceptances outstanding	96		—
Total	513,252		574,360

Contingencies:
Stand-by letters of credit	150		1,646

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

21.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Interest income:
Loans	1,342	2,438	5,808	7,592
Securities at amortized cost	142	195	245	582
Total	1,484	2,633	6,053	8,174
Interest expense:
Deposits	(3,940)	(9,184)	(15,345)	(27,138)

Net interest income (expenses)	(2,456)	(6,551)	(9,292)	(18,964)

Other income (expense):
Fees and commissions, net	840	—	2,995	1

Operating expenses
Other expenses	—	—	3	—
Net income from related parties	(1,616)	(6,551)	(6,294)	(18,963)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Expenses:
Compensation costs to directors	791	579	1,803	1,440
Compensation costs to executives	8,385	1,737	14,373	9,343
Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units, as detailed in the Stock Incentive Plan.
Loans and deposits to/from related parties were made at rates comparable to market rates of interest.

22.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations
Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes that every general license or international license bank must guarantee, with a higher level of confidence, that it is in the position to face its intraday liquidity obligations in a period when liquidity pressure may affect the lending market. For that purpose, the SBP has established a short-term liquidity coverage ratio known as “Liquidity Coverage Ratio or LCR”. This ratio is measured through the quotient of two amounts, the first one corresponds to the high-quality liquid assets and the second one corresponds to the net cash outflows in 30 days.
As of September 30, 2025, and December 31, 2024, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of September 30, 2025 was 171.5% (December 31, 2024: 264.6%).

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date. The formula is based on the following parameters:

Liquid assets	x 100 = X% (Liquidity index)
Liabilities (Deposits received)

The liquidity index reported by the Bank to the regulator as of September 30, 2025 was 53.7% (December 31, 2024: 47.2%).
Capital adequacy
The Banking Law in the Republic of Panama and Rules No. 01-2015, 03-2016 and 05-2023 require that the general license banks maintain a total capital adequacy index. The Bank's capital, in accordance with current banking regulations, is separated into Ordinary Primary Capital: which consists of paid-in capital in shares, excess paid-in capital, declared reserves, retained earnings, minority interest shares and other accumulated comprehensive income items, less regulatory adjustments; and Additional Primary Capital: which consists of instruments issued by the Bank or consolidated subsidiaries that meet the requirements for inclusion, issue premiums, less regulatory adjustments applicable to additional primary capital.
As of September 30, 2025, the capital adequacy index may not be less, at any time, than 9.25% (including the capital conservation buffer of 1.25% required for 2025, according to Agreement No. 05-2023) of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risks; and ordinary primary capital plus conservation buffer that shall not be less than 5.75% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks; and a total primary capital plus conservation buffer that shall not be less than 7.5% of its assets and off-balance sheet transactions that represent an irrevocable contingency, weighted based on their risks.

Capital Conservation Calculation

As of July 2024, Agreement No. 05-2023, issued by the Superintendency of Banks of Panama, came into force, which establishes rules on the creation of a capital conservation buffer, whose objectives are:
(i) ensure that banks accumulate reserves that can be used in case of incurring losses,
(ii) that banks do not fail to comply with the established minimum requirements, without considering the conservation buffer, in episodes of deterioration in solvency.

As established in the Agreement, banking entities must establish a capital conservation buffer of 2.5%, (established in a phased manner starting with 0.50% as of July 1, 2024, 0.75% for July 1, 2025 and 1.25% for July 1, 2026) of risk-weighted assets (credit, market and operating), made up of capital ordinary primary and in addition to all the minimum regulatory capital requirements that are established, for which the total minimum regulatory capital will be 8.5% for 2024, 9.25% for 2025 and 10.5% for 2026, (before the modification of the Rule 8%).

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with capital requirements imposed by local regulators and maintains strong credit ratings and healthy capital ratios to support its business and to maximize shareholder value.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

The Bank manages its capital structure and adjusts it according to changes in economic conditions and the risk characteristics of its activities. To maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities.

No changes have been made to the objectives, policies and processes from previous periods. However, they are under constant review by the Board.
The information corresponding to the total capital adequacy index is as follows:

	September 30, 2025	December 31, 2024
Ordinary primary capital, net of adjustments	1,295,858	1,195,914
Capital funds	1,638,950	1,341,031
Risk-weighted assets	10,386,850	9,873,772
Ordinary capital index	12.5%	12.1%
Capital adequacy index	15.8%	13.6%

Leverage ratio

Article No. 17 of the Rule No. 1-2015 establishes the leverage ratio of a regulated entity by means of the quotient between the ordinary primary capital and the total exposure for non-risk-weighted assets inside and outside the consolidated statement of financial position as established by the SBP. For the determination of the exposure of off-balance-sheet transactions, the criteria established for credit and counterparty credit risk positions will be used. The exposure of the derivatives will be the fair value at which they are recorded in the Bank’s assets.
The leverage ratio cannot be lower, at any time, than 3%. The Bank will inform to SBP as often as the compliance with the leverage ratio is determined.
The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	September 30, 2025	December 31, 2024
Ordinary capital	1,295,858	1,195,914
Non-risk-weighted assets	13,046,527	12,220,660
Leverage ratio	9.9%	9.8%
Regulatory reserves
Below is a list of the regulatory reserves that the Bank maintains in accordance with the prudential standards of the SBP:

	September 30, 2025	December 31, 2024
Dynamic asset reserve	145,117	145,117
Regulatory reserve for individual credits	6,352	4,549
Total regulatory reserves	151,469	149,666
Credit risk coverage - dynamic provision
The SBP by means of Rule No. 4-2013, establishes the compulsory constitution of a dynamic provision in addition to the specific credit provision as part of the total provisions for the credit risk coverage.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23. Applicable laws and regulations (continued)
The dynamic provision is an equity item associated to the regulatory capital but does not replace or offset the capital adequacy requirements established by the SBP. This allocation is restricted for dividend distribution purposes.
Methodology for the constitution of the regulatory credit reserve

The SBP by means of the General Resolution of Board of Directors SBP-GJD-0003-2013 of July 9, 2013, establishes the accounting methodology for differences that arise between the application of IFRS and the application of prudential regulations issued by the SBP; as well as the additional disclosures required to be included in the notes to the consolidated financial statements.
The parameters established in this methodology are the following:
–The calculations of accounting balances in accordance with IFRS and the prudential standards issued by the SBP will be carried out and the respective figures will be compared.
–When the calculation made in accordance with IFRS results in a higher reserve or provision for the bank compared to the one resulting from the use of the prudential standards issued by the SBP, the Bank will account the IFRS figures.
–When the impact of the use of prudential standards results in a higher reserve or provision for the Bank, the effect of the application of IFRS will be recognized in profit or loss, and the difference between IFRS calculation compared to the prudential standards calculation will be appropriated from retained earnings as a regulatory credit reserve. If the Bank does not have sufficient retained earnings, the difference will be presented as an accumulated deficit account.
–The regulatory credit reserve mentioned in paragraph 3 of this Rule may not be reversed against retained earnings as long as there are differences between IFRS and the prudential standards.
Considering that the Bank presents its consolidated financial statements under IFRS, specifically for its expected credit reserves under IFRS 9, the line "Regulatory credit reserve" established by the SBP has been used to present the difference between the application of the accounting standard used and the prudential regulations of the SBP to comply with the requirements of Rule No. 4-2013.
Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP.

Regulatory reserve for individual credits
Rule No. 11-2019, amended by Rule No. 4-2013, indicates that all loans classified as unrecoverable must be written off within a period of no more than one year. For corporate loans with real estate collateral, the bank will write off all loans classified as unrecoverable within a period of no more than two years, from the date on which it was classified in that category. After two years, if the Bank has not made the write-off, it must create a reserve in the equity account, through the appropriation of retained earnings, which will be charged to the value of the loan net of the provisions already established, according to the percentages established in the following table:

Percentage applicable
Period
At the beginning of the third year	50%
At the beginning of the fourth year	50%
In accordance with the provisions of Rule No. 11-2019 and 4-2013, the bank recognized regulatory provisions for individual loans for $4,548 million as of September 30, 2025 (December 31, 2024: $4,549 million).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

Specific provisions
SBP Rule No. 4-2013, modified by Rule No. 8-2014, states that the specific credit provisions are originated from the objective and concrete evidence of impairment. These provisions must be established for credit facilities classified according to the risk categories denominated as: special mention, substandard, doubtful, or unrecoverable, both for individual credit facilities as for a group of such facilities. In the case of a group, it corresponds to circumstances that indicate the existence of deterioration in credit quality, although individual identification is still not possible.

Banks must calculate and maintain at all times the amount of the specific credit provisions determined by the methodology specified in this Rule, which takes into account the balance owed of each credit facility classified in any of the categories subject to provision, mentioned in the paragraph above; the present value of each guarantee available in order to mitigate risk, as established by type of collateral; and a weighting table that applies to the net exposure balance subject to loss of such credit facilities.
Article No. 34 of this Rule establishes that all credits must be classified in the following five (5) categories, according to their default risk and loan conditions, and establishes a minimum reserve for each classification: normal 0%, special mention 20%, substandard 50%, doubtful 80%, and unrecoverable 100%.
If there is an excess in the specific credit provision, calculated in accordance with this Rule, compared to the provision calculated in accordance with IFRS, this excess will be accounted for as a regulatory credit reserve in equity and will increase or decrease with appropriations from/to retained earnings. The balance of the regulatory credit reserve will not be considered as capital funds for calculating certain ratios or prudential indicators mentioned in the Rule.
Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	September 30, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,996,478	137,721	—	6,933	11,775	6,152,907
Financial institutions:
Private	2,150,432	—	—	—	—	2,150,432
State-owned	270,905	—	—	—	—	270,905
	2,421,337	—	—	—	—	2,421,337
Sovereign	135,692	—	—	—	—	135,692
Total	8,553,507	137,721	—	6,933	11,775	8,709,936

Loans at FVOCI
Corporations	3,962					3,962
Financial institutions:
Private	29,357	—	—	—	—	29,357
State-owned	5,024	—	—	—	—	5,024
Total	34,381	—	—	—	—	34,381
Total	38,343	—	—	—	—	38,343

Loans at FVTPL
Financial institutions:
Private	—
Total loans	8,591,850	137,721	—	6,933	11,775	8,748,279

Specific Provision	—	33,544	—	5,546	7,198	46,288

Allowance for loan
losses under IFRS (*):	41,847	30,836	—	5,475	8,817	86,975

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	5,294,002	46,959	—	6,933	10,107	5,358,001
Financial Institutions:
Private	2,521,065	—	—	—	—	2,521,065
State-owned	413,775	—	—	—	—	413,775
	2,934,840	—	—	—	—	2,934,840
Sovereign	82,331	—	—	—	—	82,331
Total loans	8,311,173	46,959	—	6,933	10,107	8,375,172

Specific Provision	—	9,392	—	5,546	5,558	20,496

Allowance for loan
losses IFRS (*):	51,427	14,248	—	5,441	7,042	78,158

As of September 30, 2025 there are no restructured loans, (December 31, 2024, the restructured loans are for $67.5 million).
Rule No.4-2013 defines as Past Due any credit facility for which payment of contractually agreed amounts present more than thirty (30) days in arrears, up to ninety (90) days; and as Delinquent, any credit facility for which payment of contractually agreed amounts present more than ninety (90) days in arrears, except for single-payment transactions and overdrafts, which will be considered Delinquent when payment exceeds thirty (30) days in arrears from the contractual payment date.
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	September 30, 2025
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	6,141,132	—	11,775	6,152,907
Financial institutions:
Private	2,150,432	—	—	2,150,432
State-owned	270,905	—	—	270,905
	2,421,337	—	—	2,421,337
Sovereign	135,692	—	—	135,692
Total	8,698,161	—	11,775	8,709,936

Loans at FVOCI
Corporations	3,962	—	—	3,962
Financial institutions:
Private	29,357	—	—	29,357
State-owned	5,024	—	—	5,024
	34,381	—	—	34,381
Total	38,343	—	—	38,343

Total loans	8,736,504	—	11,775	8,748,279

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

23.Applicable laws and regulations (continued)

	December 31, 2024
	Current	Defaulters	Past due	Total
Loans at amortized cost
Corporations	5,347,894	—	10,107	5,358,001
Financial institutions:
Private	2,521,065	—	—	2,521,065
State-owned	413,775	—	—	413,775
	2,934,840	—	—	2,934,840
Sovereign	82,331	—	—	82,331
Total	8,365,065	—	10,107	8,375,172

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	September 30, 2025
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	11,775	18,708
Total	—	—	—	6,933	11,775	18,708

	December 31, 2024
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	6,933	10,107	17,040
Total	—	—	—	6,933	10,107	17,040

	September 30, 2025	December 31, 2024
Non-accruing loans:
Private corporations	18,708	17,040

Unrecognized interest on non-accrual loans	615	474
As of September 30, 2025, and December 31, 2024, there was no interest income collected on loans in non-accrual status.

24.Subsequent events
Dividends declared
The Bank announced a quarterly cash dividend of $0.625 US dollar cents per share corresponding to the third quarter of 2025. The cash dividend was approved by the Board of Directors on October 21, 2025 and was paid on November 25, 2025 to the Bank’s stockholders as of November 10, 2025 record date.